UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

The Enviromart Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29408J 105

(CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29408J 105
1.	Names of Reporting Persons Wanda Shefts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
8.	Shared Voting Power: 0
9.	Sole Dispositive Power: 0
10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

Item 1.Security and Issuer

Common Stock, $.0001 par value

The Enviromart Companies, Inc.

160 Summit Ave.

Montvale, NJ 07645

Item 2.Identity and Background

(a) Wanda Shefts is an individual whose business address is:

(b) c/o The Rushcap Group, Inc.

160 Summit Ave

Montvale, NJ

(c) Wanda Shefts is a homemaker and philanthropist.

(d) Wanda Shefts has not during the past 5 years been convicted in any criminal proceeding.

(e) Wanda Shefts has not during the past 5 years been subject to a civil or judicial proceeding as a result of which he was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.Source and Amount of Funds or Other Consideration

On October 6, 2017, the reporting person acquired 1,379,020 shares of the Issuer’s common stock. The purchase price for these securities was $11,032 and was paid for through the forgiveness of indebtedness owing by the sellers’ of the securities to an affiliate of the reporting person’s spouse.

Item 4.Purpose of Transaction

(a)-(j)

On October 6, 2017, the reporting person acquired 1,379,020 shares of the Issuer’s common stock. The purpose of this transaction was to meet the requirement of a purchaser of the reporting person’s shares regarding the number of shares such purchaser desired to acquire. On October 9, 2017, the reporting person disposed of all of Issuer’s common stock. In connection with this transaction, the Issuer’s sole officer and director will resign and appoint new officers and directors, in each case following the expiration of 10 days after the issuer files an Information Statement on Schedule 14F-1.

Item 5.Interest in Securities of the Issuer

On October 6, 2017, the reporting person acquired 1,379,020 shares of the Issuer’s common stock for a purchase price of $.008 per share ($11,032). On October 9, 2017, the reporting person disposed of 19,779,520 shares of the issuer’s common stock for aggregate gross proceeds of $161,536 ($.006 per share).

Wanda Shefts

Amount: 0

Percentage: 0%

Sole Voting Power: 0

Shared Voting Power: 0

Sole Dispositive Power: 0

Shared Dispositive Power: 0

Note: As previously reported, the shares were held of record by Plaza Services, LLC, which is controlled by the reporting person and thus the reporting person beneficially owned such securities.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer, the reporting person, John G. Nossiff, Mark Shefts and Joel Marcus entered into a Stock Purchase Agreement with Eastone Equities, LLC pursuant to which such persons agreed to sell shares of the issuer’s common stock to Eastone Equities, which transaction was closed October 9, 2017. The Nossiff Law Firm LLP, as representative of the reporting person, among others, entered into a Representation Agreement with SCI, Inc pursuant to which such the Sellers of the issuer securities agreed to pay SCI Inc. a fee if such persons consummated the sale of their issuer securities to a person introduced by SCI.

Item 7.Material to Be Filed as Exhibits

1.01 Stock Purchase Agreement referenced in Item 6.

1.02 Representation Agreement referenced in Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2017
Date
/s/Wanda Shefts
Wanda Shefts